FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number 001-32412

CENTRAL SUN MINING INC.
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

EXHIBIT  NO.          DESCRIPTION

99.1                            Press Release dated December 24, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL SUN MINING INC.

Date: December 24, 2008	By: /s/ Denis C. Arsenault Denis C. Arsenault, Chief Financial Officer

EXHIBIT 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE
December 24, 2008

CENTRAL SUN CORPORATE UPDATE

TORONTO, ONTARIO, December 24, 2008: Central Sun Mining Inc. (TSX: CSM, NYSE Alternext: SMC) (“Central Sun” or “CSM”) is pleased to provide the following update. The term of its US$8.0 million loan has been extended to March 9, 2009 with an option to extend to June 8, 2009. In consideration for such extensions, CSM has agreed to pay a cash fee and to issue 1,000,000 CSM common shares. In addition, CSM has agreed to amend 300,000 currently outstanding common share purchase warrants held by the lender to change the exercise price of CDN$1.99 per share to CDN$0.14 per share. The warrants will be amended effective on the 10th business day following the date hereof. Extending the loan to June 8, 2009 would require an additional cash fee and the issuance of an additional 1,000,000 CSM common shares. The lender is an arm’s-length party of CSM.

About Central Sun

Central Sun Mining Inc. is a gold producer with mining and exploration activities focused in Nicaragua. Central Sun operates the Limon Mine in Nicaragua and is converting the Orosi Mine in Nicaragua to conventional milling to increase the annual gold output. It also holds an option to acquire a 100% interest in the Mestiza gold property which is located 70 kilometres by road east of the Limon Mine. The Company is focused on efficient and productive mining practices to establish high quality and cost effective operations. Central Sun is committed to growth by optimizing current operations, expanding mineral reserves and resources at existing mines, exploring its extensive land holdings and seeking strategic mergers or acquisitions in the Americas.

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For further information, please contact:

CENTRAL SUN MINING INC.

Peter Tagliamonte

President and Chief Executive Officer

(416) 860-0919; ir@centralsun.ca

Cautionary Note Regarding Forward-Looking Information This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on various assumptions and on the best estimates of CSM as of the date hereof, and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company (and the company resulting from the successful completion of the proposed transaction) to be materially different from those expressed or implied by such forward-looking information, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; delay or failure to receive board or regulatory approvals; timing and availability of external financing on acceptable terms; changes in project parameters as plans continue to be refined; future prices of mineral prices; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and, delays in obtaining governmental approvals or required financing or in the completion of activities, and as well as those risks identified under “Risk Factors” disclosure sections in the documents filed under the profile of SEDAR by CSM from time to time. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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